SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)1

                           CHESHIRE DISTRIBUTORS, INC.

                                (Name of Issuer)


                               COMMON STOCK, $.001
                         (Title of Class of Securities)

                                   165398 10 8
                                 (CUSIP Number)

 Daniel M. Laifer, 135 West 50th Street, 20th Floor, New York, New York 10020;
                                 (212) 541-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP No. 165398 10 8                              13D        Page 2 of  7 Pages



1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Keshet Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

3         SEC USE ONLY

4         SOURCE OF FUNDS*                                                    WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York limited partnership

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              5,633,452

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              5,633,452

     PERSON WITH         10   SHARED DISPOSITIVE POWER


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,633,452

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                                            |_|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.1%

  14      TYPE OF REPORTING PERSON*
                       PN

CUSIP No. 165398 10 8                   13D                    Page 3 of 7 Pages

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keshet, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS*                                                    WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man limited partnership


                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              8,793,681

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              8,793,681

     PERSON WITH         10   SHARED DISPOSITIVE POWER

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,793,681

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                                            |_|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.2%

  14      TYPE OF REPORTING PERSON*
                     PN

CUSIP No. 165398 10 8                   13D                    Page 4 of 7 Pages

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Nesher Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS*                                                    WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man corporation

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              4,809,045

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              4,809,045

     PERSON WITH         10   SHARED DISPOSITIVE POWER


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,809,045

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                                            |_|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.8%

  14      TYPE OF REPORTING PERSON*
                CO

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Cheshire Distributors, Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at 135 West 50th Street, Suite 1700, New York, New York 10020.

Item 2. Identity and Background.

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Keshet Fund, L.P. ("Keshet Fund"), a New York limited partnership, Keshet, L.P. ("Keshet"), an Isle of Man limited partnership and Nesher Ltd. ("Nesher"), an Isle of Man corporation (collectively, the "Reporting Persons").

The Keshet Fund, L.P.

(a)      Name:  The Keshet Fund, L.P.
(b)      Address of Principal Place of Business and Office:
         135 West 50th Street, Suite 1700, New York, NY 10020
(c)      Principal Business:  Investments
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Citizenship:   New York corporation

Keshet, L.P.

(a)      Name:  Keshet, L.P.
(b) Address of Principal Place of Business and Office: c/o Ragnall House, 18 Peel Road, Douglas, Isle of Man, 1M1
(c)      Principal Business:  Investments
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Citizenship:   Isle of Man limited partnership

Nesher Ltd.

(a)      Name:  Nesher Ltd.
(b) Address of Principal Place of Business and Office: c/o Ragnall House, 18 Peel Road, Douglas, Isle of Man, 1M1
(c)      Principal Business:  Investments
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Citizenship:  Isle of Man corporation

Item 3. Source and Amount of Funds or Other Consideration.

         On May 17, 2000, Keshet Fund, Keshet and Nesher purchased an aggregate principal amount of $700,000 in convertible notes of the Company. In connection with a Modification and Release Agreement dated May 7, 2001 between the Company and its noteholders, Keshet Fund, Keshet and Nesher was to receive the shares of common stock of the Company they currently own.

Item 4. Purpose of Transaction.

            The Reporting Persons purchased the convertible notes and received the Common Stock reported herein in the ordinary course of their investment activities.

         The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         As of July 3, 2001, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Keshet Fund is 5,633,452 shares, or 16.1%. Keshet Fund has the sole power to vote or dispose of all of their respective shares. Except as described in Item 3 above, Keshet Fund has not effectuated any transactions involving the securities in the last 60 days.

         As of July 3, 2001, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Keshet is 8,793,681 shares, or 25.2%. Keshet has the sole power to vote or dispose of all of their respective shares. Except as described in Item 3 above, Keshet has not effectuated any transactions involving the securities in the last 60 days.

         As of July 3, 2001, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Nesher is 4,809,045 shares, or 13.8%. Nesher has the sole power to vote or dispose of all of their respective shares. Except as described in Item 3 above, Nesher has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

   Exhibit No.                                     Description of Exhibit

        1          Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 13, 2001

                                                           The Keshet Fund, L.P.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director


                                                                    Keshet, L.P.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director


                                                                     Nesher Ltd.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director

Exhibit 1

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.


Dated:  July 13, 2001


                                                           The Keshet Fund, L.P.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director

                                                                    Keshet, L.P.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director

                                                                     Nesher Ltd.

                                                             By: /s/ John Clarke
                                                               Name: John Clarke
                                                                 Title: Director




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             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).